Exhibit 99.1

INX Reports Q4 2021 Cumulative Adjusted Operating Cash Flow and

Pro Rata Portion of the Distributable Amount per INX Token

New York, March 31, 2023 - INX Limited today announced the calculation of its cumulative Adjusted Operating Cash Flow as of December 31, 2022 and the pro rata portion of the Distributable Amount per INX Token.

(U.S. Dollars in thousands except as otherwise indicated)
Cumulative Adjusted Operating Cash Flow as of December 31, 2021	(34,374)

Less: Net cash used in operating activities in the year ended December 31, 2022	(22,089)

Less: $0 in cumulative Adjusted Operating Cash Flow as of December 31, 2020 that formed the basis of distribution paid to INX Token holders on April 30, 2021 (there was no distribution)	-

Cumulative Adjusted Operating Cash Flow as of December 31, 2021	(56,463)

Distributable Amount	-

Outstanding INX Tokens (as of March 28, 2023)

Pro Rata Portion of the Distributable Amount per INX Token	-

These calculations are based on unaudited results of operations of the INX Limited and its subsidiaries.

Subject to the conditions described in the INX Token Purchase Agreement, commencing in calendar year 2021, each INX Token held by parties other than the Company, shall entitle its holder to receive a pro rata portion of an aggregate amount which equals 40% of INX Limited’s cumulative Adjusted Operating Cash Flow, net of Adjusted Operating Cash Flows that have already formed a basis for a prior distribution (such amount, the “Distributable Amount”).

The distribution to holders of the INX Tokens will be based on a final calculation of our cumulative Adjusted Operating Cash Flow and the pro rata portion of the Distributable Amount per INX Token. These final calculations will be provided at the same time that we file our annual report containing our audited financial statements, which may be provided up to 120 days after the last day of our fiscal year (December 31). We will publicly disclose the final calculations by filing such information on a Form 6-K, including such information within our Form 20-F or other annual report, issuing a press release and including the information on our website.

The distribution to INX Token Holders is a contractual obligation of the Company and a right of each INX Token holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. However, the pro rata distribution of our cumulative Adjusted Operating Cash Flow is not self-executing and requires that our board of directors approve the Company’s financial statements and calculate such distribution in good faith. Further, although the annual calculation of our cumulative Adjusted Operating Cash Flow will be based on information provided in the audited consolidated financial statements of INX Limited and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to token holders will be audited at the time of any distribution.